July 18, 2016

Michael Fay
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed January 13, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 16, 2016
File No. 001-32898

Dear Mr. Fay:

On behalf of China BAK Battery, Inc. (the “Company”), I hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 17, 2016 with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2015 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended March 31, 2016 (the “Form 10-Q”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended September 30, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Government Grant Income, page 30

1.	Please explain to us your accounting treatment for the $23.1 million government grant income recognized in fiscal 2015 and whether you have any continuing obligations related to this grant.

Michael Fay
July 18, 2016

COMPANY RESPONSE: We received a subsidy of $23.6 million (RMB150 million) in September 2013 from the Management Committee of Dalian Economic Zone (the “Management Committee”) of Dalian City to finance the costs and projected operating loss incurred during the move of our new facilities in Dalian. The Company initially deferred the recognition of the subsidy as income when it was first received in September 2013. In December 2014, the Company moved its facilities and recognized $23.1 million as government grant income after offsetting the related removal expenditures of $1.0 million. There were no other obligations related to this grant.

Financial Statements

Note 1. Principal Activities, page F-7

2.	We see your disclosure on page 2 that you received most of the operating assets, customers, employees, patents and technologies of your former subsidiary BAK Tianjin.

Please address the following:

•	Tell us the reasons that you reacquired these assets and operations and describe how you accounted for the transaction.
•	Tell us where you have provided the disclosures required by ASC 805-10-50.
•	Explain to us why it was appropriate to record a gain related to the disposition of these assets in fiscal 2014 when you reacquired them soon thereafter.

COMPANY RESPONSE: BAK Tianjin was a wholly-owned subsidiary of BAK International Limited (“BAK International”), a subsidiary of the Company until June 30, 2014. BAK International together with its subsidiaries were engaged in the manufacture and sale of batteries for use in cellular telephones, as well as various other portable electronic applications, including high-power handset telephones, laptop computers, power tools, digital cameras, video camcorders, MP3 players, electric bicycles, hybrid/electric vehicles, and general industrial applications. After the disposal of BAK International and its subsidiaries on June 30, 2014, we focused on the manufacture, commercialization and distribution of high power lithium ion rechargeable batteries for use in cordless power tools, light electric vehicles, hybrid electric vehicles, electric cars, electric buses, uninterruptable power supplies and other high power applications.

BAK Tianjin began its R&D, manufacturing and distribution of high-power lithium battery and battery modules in December 2006, for use in electric cars, electric bicycles, UPS, and other applications. To implement our new strategy on high power lithium ion rechargeable batteries, we reacquired most of the operating assets, including customers, employees, patents and technologies of BAK Tianjin. This included approximately 85% of machinery and equipment of BAK Tianjin (in terms of book value), at an amount equal to the value at disposal (that is, the book value at disposal). This did not include the Research and Development Centre in Shenzhen that we were leasing out at the time of disposal. We also did not record the acquisition of intangible assets of BAK Tianjin, all of which were internally developed.

Michael Fay
July 18, 2016

The gain on disposal of $61.3 million that we recorded in the fiscal year ended September 30, 2014 was mainly related to the market value appreciation of our Research and Development Centre in Shenzhen. No gain or loss resulted from the disposal of machinery and equipment of BAK Tianjin that we reacquired .

Note 1. Discontinued Operations, page F-11

3.

We see that you have reflected your property leasing and management business as discontinued operations. We also see that discontinued operations include the net assets of the “Disposal Group.” Please address the following:.

•

Describe to us the specific operations or activities that are presented as discontinued operations in your financial statements and explain in detail your reasons for concluding that they should be classified as discontinued operations.

COMPANY RESPONSE: Between July 2013 and June 2014, we were engaged in the business of property leasing and management of our Research and Development Centre located in Shenzhen through our then subsidiary, Shenzhen BAK . After the disposition of our equity interest in the “Disposal Group” on June 30, 2014, we are no longer engaged in any property leasing and management. As such, the property leasing and management business was classified as discontinued operations.

•	Tell us where you have reported revenues and expenses from operations of the Disposal Group each fiscal period in your statements of operations.

COMPANY RESPONSE: We generated revenue from our property leasing and management activity from July 2013 to June 30, 2014 and recorded the related revenue of $0.40 million for the fiscal year ended September 30, 2013 under other income. We recorded related revenue of $1.2 million and $2.6 million under “Net revenues”, and the related cost of $0.3 million and $0.6 million under “Cost of revenues”, for the quarters ended December 31, 2013 and March 31, 2014, respectively. We reclassified the related year-to-date revenues and costs of revenue of $4.1 million and $0.9 million for the nine months ended June 30, 2014 and the year ended September 30, 2014, respectively, to discontinued operations for the fiscal year ended September 30, 2014.

•

Further, if you have included the Disposal Group in your discontinued operations, explain to us how the repurchase of the assets of Bak Tianjin, discussed on page 2, impacted this classification. Please refer to the requirements of ASC 205-20-45.

COMPANY RESPONSE: As explained above, the discontinued operations refer to the discontinuation of our property leasing and management business. The repurchase of the assets of BAK Tianjin, as discussed above, did not include the assets related to these operations.

Michael Fay
July 18, 2016

Note 8. Property, Plant and Equipment, net, page F-19

4.

We note the disclosure on page 11 of your prior year Form 10-K that construction of the Dalian facilities was expected to be completed by the end of January 2015 and commercial operations were expected to begin by the end of March 2015. However, we see the disclosure on page 8 that construction is now expected to be completed in June 2016. Please tell us the reasons for the delay and provide us an update on your progress towards completion, including whether your facility will be completed in June 2016.

COMPANY RESPONSE: Page 11 of our prior year Form 10-K refers to the first phase of the development of our Dalian facility, which is comprised of 2 plants. Original completion date was targeted at the end of January 2015 and commercial operations were expected to begin by the end of March 2015. However, we experienced a few months’ delay due to various reasons, such as the inclement weather, delay of delivery of construction materials and machineries by our suppliers. We have completed the construction of these two plants of the Dalian facility and their commercial operation began in July 2015. Please see relevant disclosures under Item 2 Properties on page 24 of the Form 10-K for the fiscal year 2015.

On page 8 of the Form 10-K for fiscal 2015, we disclosed “the remaining part of the facility is expected to be completed by June 2016.” Such construction refers to the second phase of the development of our Dalian facility. We are in the process of constructing two more plants at the facility. Due to the delay of our first phase development of our Dalian facility as described above, we now expect that the construction of these two additional plants will be completed in August 2016 whereas the installation of machineries is expected to be completed in October 2016. Commercial operation of these two plants is expected to begin in November 2016.

5.

We note the discussion on page F-19 that you have not yet obtained property ownership of the buildings in the Dalian manufacturing facilities. Please explain to us your basis for recording these assets in your financial statements in view of the fact that you do not have legal ownership.

COMPANY RESPONSE: We built our facilities on the land for which we have already obtained the related land use right. We have submitted applications to the Chinese government for the ownership certificates on the completed buildings located on these lands. We originally expected to receive the ownership certificates by March 2016 as we disclosed on page F-19 of the Form 10-K. However, the application process takes longer than we expected and we have not obtained the certificates as of today.

However, since we have obtained the land use right in relation to the land, we believe we have legal title to the buildings thereon albeit the lack of ownership certificates. As soon as the Chinese government completes its formalities, we will obtain the ownership certificates.

Michael Fay
July 18, 2016

Note 20. Concentrations of Credit Risk, page F-29

6.

On page F-9 you disclose that you disposed of your equity interest in BAK Tianjin effective June 30, 2014. On page 2 you indicate that you later reacquired most of the operating assets of BAK Tianjin. Please describe to us the type of transactions you undertook with BAK Tianjin during the reported periods and explain how you recorded related costs and revenues from these transactions. Tell us your consideration of the guidance in ASC 605 in accounting for these transactions.

COMPANY RESPONSE: After the disposal of the equity interest in BAK Tianjin and before the completion of our Dalian facilities, our revenue mainly came from the sale of batteries manufactured by BAK Tianjin under outsourcing arrangements between us and BAK Tianjin. BAK Tianjin is now a supplier of the Company and the Company does not have any significant benefits or liability from the operating results of BAK Tianjin except for the normal risk of a supplier.

The following summarizes our transactions with BAK Tianjin for the fiscal years ended September 30, 2014 and 2015:-

(a)	During the years ended September 30, 2014 and 2015, the Company purchased machinery and equipment from BAK Tianjin in the amount of $4.3 million and $6.8 million (inclusive of VAT), respectively.

(b)	For the fiscal year ended September 30, 2015, Dalian BAK Power purchased batteries of approximately $10.5 million (2014: $3.3 million) from BAK Tianjin and $1.2 million from other manufacturers.

(c)

For the years ended September 30, 2014 and 2015, we generated revenues of $98,459 and $1,470,579 from BAK Tianjin, respectively. The related costs of revenues were $79,744 and $1,356,840, respectively. The Company made sales to a few overseas customers via BAK Tianjin which had the related export license and to a few customers via BAK Tianjin who preferred to transact with BAK Tianjin, which has a longer history of operation than our subsidiaries. We recognized revenues upon shipment of products to BAK Tianjin, which assumed the credit risk and inventory risk thereafter.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Expenditures, page 10

Michael Fay
July 18, 2016

7.

We note total capital expenditures for the remainder of the year will reach approximately $29.3 million. We also see on page 8 that at March 31, 2016 unutilized committed banking facilities were $0.8 million and cash and cash equivalents were $1.6 million. Please explain to us your plans to fund these capital expenditures.

COMPANY RESPONSE: We plan to fund the capital expenditures through bank borrowings and equity financing. On June 13, 2016, our subsidiary Dalian BAK Power entered into a three-year banking facility letter with Bank of Dandong for a loan with a maximum amount of $19.6 million (RMB130 million). The banking facility includes $19.6 million (RMB130 million) of long term loans. As of June 30, 2016, the principal amounts outstanding under our credit facilities and lines of credit were as follows:

	Maximum amount available	Amount borrowed (includes bank loans and bills payable)
	$	$
Long-term credit facilities
Bank of Dandong	19.6 million	14.9 million

On July 6, 2016, our subsidiary Dalian BAK Power also entered into a banking facility letter with Bank of Dalian for a maximum loan of approximately $4.5 million (RMB 30 million) with a term until July 5, 2017. The banking facilities include $1.5 million (RMB 10 million) of short term loans and $3.0 million (RMB 20 million) banking acceptance bills. As of July 15, 2016, we have used all the facilities granted by Bank of Dalian.

We are in discussions with other banks in China for further loan financing with a potential maximum facility amount of about $15.0 million. We are also in discussions with investors for potential equity financing.

As of July 15, 2016, we obtained advances of $5.7 million from certain individual investors.

We will adjust the timing of our capital expenditures depending on the availability of new loans and equity financing.

Michael Fay
July 18, 2016

**************************************************

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Qixiang Sun at (202)-663-8349, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely,

CHINA BAK BATTERY, INC.

By: /s/ Wenwu Wang
Wenwu Wang
Interim Chief Financial Officer